UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-35214

CUSIP NUMBER

00187E203

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

API Technologies Corp.

Full Name of Registrant

Former Name if Applicable

4705 S. Apopka Vineland Rd. Suite 210

Address of Principal Executive Office (Street and Number)

Orlando, FL 32819

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 28, 2016, API Technologies Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RF1 Holding Company (“Parent”) and RF Acquisition Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), providing, subject to the satisfaction or waiver of the conditions therein, for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Due to the extensive disclosure process and negotiations related to the Merger Agreement and related agreements and transactions, substantial management and accounting time and resources were diverted from the Company’s normal process of reviewing and completing the Form 10-K.

As a result, the Company is unable to file its Annual Report on Form 10-K for its fiscal year ended November 30, 2015 within the prescribed time period without unreasonable effort and expense. The Company currently expects that its Form 10-K for the fiscal year ended November 30, 2015 will be filed within 15 calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Eric F. Seeton	(508)	630-4426
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

Based on current unaudited financial results, for the year ended November 30, 2015, the Company expects to report revenues of approximately $232.3 million, compared to $226.9 million for the year ended November 30, 2014, a net loss of approximately $22.3 million, compared to a net loss of $18.9 million in 2014, and a net loss per diluted share of $0.40, compared to a net loss per diluted share of $0.35 in 2014.

Forward Looking Statements

Certain of the statements contained in this Form 12b-25 constitute “forward-looking statements” for the purpose of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify forward-looking statements through the use of words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “intend,” “continue,” “hopeful,” and other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements about the Company’s year-end financial results for the fiscal year ended November 30, 2015 and the estimate of timing of filings with the Securities and Exchange Commission. These forward-looking statements are based upon information presently available to the Company’s management and are inherently subjective, uncertain and subject to change, due to any number of risks and uncertainties, including, without limitation, the risks and factors discussed in the Company’s Annual Report on Form 10-K for the year ended November 30, 2014, its Quarterly Reports on Form 10-Q for the quarters ended February 28, 2015, May 31, 2015 and August 31, 2015, and other reports and filings that the Company makes with the SEC. The Company undertakes no obligation to update, revise, or correct any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

API Technologies Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2016	By:	/s/ Eric F. Seeton
Name: Eric F. Seeton Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).